Exhibit 4(c)

POLICY NUMBER: [XXXXXXXXXX]

SHORT-TERM NO-LAPSE GUARANTEE RIDER

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”). If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

Rider Benefit Summary – This Rider guarantees that the Policy will be In Force until the end of the No-Lapse Guarantee Period, provided the Short-Term No-Lapse Guarantee Condition, described below, is in effect.

No-Lapse Guarantee Period – This is the period during which the Policy will remain In Force if the Short-Term No-Lapse Guarantee is in effect. The No-Lapse Guarantee Period is shown in the Policy Specifications. The No-Lapse Guarantee Period begins on the Policy Date and does not re-start if coverage is added or increased.

To keep the Policy In Force at the end of the No-Lapse Guarantee Period, a payment sufficient for the Policy to meet the requirements necessary to remain In Force according to its terms must be made.

No-Lapse Guarantee Premium – This is an amount used during the No-Lapse Guarantee Period to determine the No-Lapse Credit. The No-Lapse Guarantee Premium is expressed as an annual amount and can change as described in the Changes in No-Lapse Guarantee Premium section below. The No-Lapse Guarantee Premium as of the Policy Date is shown in the Policy Specifications.

No-Lapse Credit – This is used to determine if the Short-Term No-Lapse Guarantee is in effect. It is calculated at the beginning of each Policy month during the No-Lapse Guarantee Period. The No-Lapse Credit as of the Policy Date, which is also the first Monthly Payment Date, is equal to the premium paid less one-twelfth of the No-Lapse Guarantee Premium. On any other Monthly Payment Date, the No-Lapse Credit is equal to (a + b - c) - d, where:

a = the No-Lapse Credit as of the prior Monthly Payment Date multiplied by i, where i is:

●	no greater than the No-Lapse Factor shown in the Policy Specifications, if the No-Lapse Credit is negative; otherwise it is

●	the Monthly Factor for Accumulation of the No-Lapse Credit shown in the Policy Specifications;

b = the premiums received since the prior Monthly Payment Date;

c = withdrawals taken since the prior Monthly Payment Date; and

d = one-twelfth of the then current No-Lapse Guarantee Premium.

Short-Term No-Lapse Guarantee Condition – For the Short-Term No-Lapse Guarantee to be in effect, the No-Lapse Credit less Policy Debt must be greater than or equal to zero.

Net Cash Surrender Value – This is the Cash Surrender Value less any Policy Debt.

Changes in No-Lapse Guarantee Premium – Any increase in Face Amount, scheduled or not, or addition or increase in coverage, will cause an increase in the No-Lapse Guarantee Premium. You will be informed of the amount of the changed No-Lapse Guarantee Premium. A decrease in Face Amount or in other coverage will not cause a decrease in the No-Lapse Guarantee Premium. Decreasing the Face Amount or other coverage may cause the amount of Premium that can be paid into the Policy to be restricted, as described in the Modified Endowment Contract Premium Limit and, when applicable, the Guideline Premium Limit provisions of the Policy.

Catch-Up Amount – If the Short-Term No-Lapse Guarantee has become ineffective because the above condition has not been satisfied, the Short-Term No-Lapse Guarantee can be brought back into effect by paying the Catch-Up Amount. The Catch-Up Amount is equal to the amount of premium necessary after deduction of the Premium Load so that the No-Lapse Credit less Policy Debt is greater than or equal to zero.

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ICC21 R21SNL

POLICY NUMBER: [XXXXXXXXXX]

Short-Term No-Lapse Guarantee Benefit – While the Short-Term No-Lapse Guarantee is in effect, the Policy and any attached optional benefits that are currently In Force will remain In Force, even if the Policy would otherwise enter a Grace Period under its terms. The Policy will continue under the Short-Term No-Lapse Guarantee and it will stay In Force so long as the Short-Term No-Lapse Guarantee Condition continues to be met.

Accumulated Value Deficit – When the Policy is continued under the Short-Term No-Lapse Guarantee, the Net Accumulated Value can be less than or equal to zero. If the Policy does not have sufficient Net Accumulated Value from which Monthly Deductions can be collected, then any uncollected Monthly Deductions, or portions thereof, are accumulated without interest as an Accumulated Value Deficit. Any Premium or Loan Repayment that is received while the Net Accumulated Value is less than or equal to zero and the Short-Term No-Lapse Guarantee is in effect, will first be used to repay the Accumulated Value Deficit until it is eliminated, and then will be applied to the Policy according to its terms.

Other Riders Attached to Policy at Issue – If the Policy is continued under the Short-Term No-Lapse Guarantee, any attached Riders will continue or end according to their terms.

Grace Period – When the Short-Term No-Lapse Guarantee Condition is not met, the Short-Term No-Lapse Guarantee is not in effect. Consequently, the Policy may enter the Grace Period as described in, and in accordance with, the terms of the Policy.

A Grace Period of 61 days will be allowed. While this Rider is In Force, the Policy can be kept In Force by paying the lesser of:

●	The Catch-Up Amount (see Catch-Up Amount) which will cause the Short-Term No-Lapse Guarantee to be in effect; or
●	The amount due that is provided in a notification of pending termination as described in the Policy.

Reinstatement – This Rider may not be reinstated if it was terminated before the date the Policy ceased to be In Force. Otherwise, this Rider will reinstate on the date the Policy is reinstated. Upon Reinstatement, any Catch-Up Amount and any Accumulated Value Deficit, without interest, will be restored. Any Catch-Up Amount existing at the time of Policy lapse must be paid upon Reinstatement for the Short-Term No Lapse Guarantee to be in effect.

Rider Charge – There is no Rider Charge for this Rider.

Effective Date – This Rider is In Force on the Policy Date.

Termination – This Rider will terminate at the earliest of the following:

●	If a Rider with separate charges is added after the Policy Date;
●	On the date on which the Net No-Lapse Credit is less than or equal to zero and the Policy Lapses as described in the Policy to which this Rider is attached; or
●	At the end of the Guarantee Period.

Effect of Additional Benefits on Rider Provisions – Your policy may include additional benefits that were added by rider or endorsement.  These rider and endorsement forms may include provisions that replace or amend provisions in this contract.  Please read Your entire policy including this Rider and all other forms carefully.

Conformity with IIPRC Standards – This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards.  If there is any Rider provision that is in conflict with any IIPRC standards applicable to this Rider when this Rider was issued, the provision is amended to conform to that standard.  Any such amendment is effective on the Rider’s Effective Date.

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ICC21 R21SNL

POLICY NUMBER: [XXXXXXXXXX]

Signed for Pacific Life Insurance Company,

[www.PacificLife.com]                          [(800) 347-7787]

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ICC21 R21SNL

POLICY NUMBER: [XXXXXXXXXX]

SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE

[R21SNL	Short-Term No-Lapse Guarantee Rider
	Guarantee Period:	[15 Years]
	Annual No-Lapse Guarantee Premium:	$[1,202.93]
	No-Lapse Factor:	[1.00643403]
	Monthly Factor for Accumulation of the No-Lapse Credit:	[1.00000000]]

[ICC21 S21PRO]	(Page X of X)